February 4, 2011

Via EDGAR
Ms. Melinda Hooker
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Todays Alternative Energy Corporation Form 8-K Filed January 7, 2011 File No. 1-32044

Dear Ms. Hooker:

We have reviewed the comments contained in your letter received February 2, 2011 and dated January 11, 2011 and submit the following responses.

General

1.
Your disclosure should follow the language in Item 304(a)(l)(iv) of Regulation S-K and state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise accordingly.

Response:

The Company has amended its Current Report on Form 8-K to include the required disclosure.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response:

The Company has filed an updated Exhibit 16.

*****

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 888-880-0994.

Very truly yours, /s/ Len Amato Len Amato Chief Executive Officer